SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __*)


                                     BNS CO.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    055961304
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                                 (CUSIP Number)


                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
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          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 March 24, 2004
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             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 2 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COUCHMAN PARTNERS, L.P.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) |_|
                                                                         (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SEE ITEM 3

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

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                           7      SOLE VOTING POWER

                                  439,000 SHARES

NUMBER OF              ---------------------------------------------------------

SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
                                  -0-
OWNED BY
                       ---------------------------------------------------------
 EACH
REPORTING                  9      SOLE DISPOSITIVE POWER

PERSON                            439,000 SHARES
 WITH
                        --------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          439,000

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 3 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COUCHMAN CAPITAL LLC

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) |_|
                                                                         (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SEE ITEM 3

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

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                           7      SOLE VOTING POWER

                                  439,000 SHARES

NUMBER OF              ---------------------------------------------------------

SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
                                  -0-
OWNED BY
                       ---------------------------------------------------------
 EACH
REPORTING                  9      SOLE DISPOSITIVE POWER

PERSON                            439,000 SHARES
 WITH
                        --------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          439,000 SHARES

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 4 OF 9 PAGES
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          JONATHAN COUCHMAN

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) |_|
                                                                         (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          SEE ITEM 3

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

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                           7      SOLE VOTING POWER

                                  439,000 SHARES

NUMBER OF              ---------------------------------------------------------

SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
                                  -0-
OWNED BY
                       ---------------------------------------------------------
 EACH
REPORTING                  9      SOLE DISPOSITIVE POWER

PERSON                            439,000 SHARES
 WITH
                        --------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          439,000 SHARES(1)

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 5 OF 9 PAGES
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         This Schedule 13D is jointly filed by Couchman Partners, L.P. ("CP",
Couchman Capital LLC ("CC) and Jonathan Couchman ("Couchman" and, together with CP and CC, the "Reporting Persons") with respect to the ownership of the Class A Common Stock of BNS Co. ("Issuer"). Because Jonathan Couchman is the sole managing member of CC, which in turn is the general partner of CP, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Class A Common Stock of the Issuer held by CP. The Reporting Persons are filing this joint statement, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 3,004,490 shares of Class A common stock outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 11, 2004.

ITEM 1.  SECURITIES AND ISSUERS

         The class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share ("Common Stock"), of BNS Co. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 25 Enterprise Center, Suite 103, Middletown, Rhode Island 02842. The Issuer is a real estate management company.

ITEM 2.  IDENTITY AND BACKGROUND

         The business address of CP is c/o Hedge Fund Services (BVI) Limited, James Frett Building, P.O. Box 761, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. CP is a limited partnership organized and existing under the laws of the British Virgin Islands. The principal business of CP is making investments.

         The business address of CC is 800 Third Avenue, 31st Floor, New York, New York 10022. CC is a limited liability company organized and existing under the laws of Delaware. The principal business of CC is to act as the sole general partner of CP. Couchman is the sole managing member of CC.

         Couchman's business address is 800 Third Avenue, 31st Floor, New York, New York 10022. Couchman is a citizen of the United States. The principal business of Couchman is making investments.

         None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         CP acquired the Issuer's Common Stock with the working capital of the partnership. Future acquisitions may be made with funds raised from additional investors by either capital contributions or loans or institutional and private borrowings. CP does not have any current arrangements for additional capital or borrowings specifically for acquisitions of the Issuer's Common Stock. The other Reporting Persons may also acquire shares of the Issuer's Common Stock by using current capital, future capital and borrowings. None of these other Reporting Persons currently has any arrangements for additional capital or borrowings.

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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 6 OF 9 PAGES
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ITEM 4.  PURPOSE OF TRANSACTIONS

         The Reporting Persons made the acquisitions reported on in this
Schedule 13D in the ordinary course of their business activities for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock or sell their shares of Common Stock of the Issuer from time to time in the market or in private transactions.

         Except as discussed above, and below, the Reporting Persons do not have any current plans that relate to or would result in a change to the Issuer as are set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons plan to evaluate their investment in the Issuer on a continuing basis, and in connection with that evaluation, they will seek to have discussions with the management and the board of directors of the Issuer. It is anticipated that the discussions will cover one or more of the following general topics: the assets, disposition of assets, capitalization, business strategy, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's assets, financial position and investment and business strategy, and the price levels of the Common Stock in the public market, the Reporting Persons may take such actions with respect to the Issuer and their investment as considered appropriate. These actions may include, without limitation, one or a combination of the following: (i) seeking Board representation for its self or a nominee, (ii) making proposals to the Issuer concerning the business strategy, realization on assets, capitalization, operations and future plans of the Issuer, (iii) seeking to liquidate the Issuer under terms other than what management may be contemplating currently, (iv) spinning off assets, (v) engaging in sale or purchase transactions in the Common Stock or other securities of the Issuer, or (vi) changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) CP is the beneficial owner of 439,000 Common Stock of the Issuer. CP has sole voting and dispositive power over these shares. CP beneficially owns 14.6% of the Issuer's Common Stock.

         CC is the beneficial owner of 439,000 Common Stock of the Issuer. CC, in its capacity of being the sole general partner of CP, controls CP. Accordingly, CC is the beneficial owner of the shares held by CP. CC has sole voting and dispositive power over the shares held by CP. CC beneficially owns 14.6% of the Issuer's Common Stock.

         Couchman is the beneficial owner of 439,000 Common Shares of the Issuer. Couchman in his capacity as the sole managing member of CC, controls CC and therefore CP. Accordingly, Couchman is the beneficial owner of the shares held by CC through CP. Couchman has sole voting and dispositive power over the shares held by CP. Couchman beneficially owns 14.6% of the Issuer's Common Stock.

         Couchman and CC each disclaims ownership of the Common Shares held by CP, except to the extent of their respective pecuniary interest therein, if any.
(c) The following purchases of Common Stock of the Issuer have been made by CP within the last sixty days:

                 Date              Number of Shares            Price Paid
                 ----              ----------------            ----------
                1/23/04                     700                   $5.75
                1/26/04                     800                   $5.75
                2/03/04                   9,000                   $5.99
                2/04/04                   7,500                   $6.06
                2/06/04                  11,700                   $6.42
                2/09/04                 155,600                   $6.4964
                2/12/04                  89,000                   $6.25


         All of the above purchases were made in open market transactions.

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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 7 OF 9 PAGES
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         (d) Except as disclosed herein, no person other than the Reporting
Persons have any voting or dispositive power over the securities reported upon or the right to receive or direct the payment of any dividends or proceeds form the sale of such securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, among them or with others in respect to the securities of the Issuer or the Issuer.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement (a)

         (a)      Filed herewith.


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CUSIP NO. 125919308                SCHEDULE 13D                PAGE 8 OF 9 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March 24, 2004

                                          COUCHMAN PARTNERS L.P.

                                          By: Couchman Capital LLC

                                          By: /s/ Jonathan Couchman
                                              ---------------------------------
                                              Name: Jonathan Couchman
                                              Title: Managing Member

                                          COUCHMAN CAPITAL LLC



                                          By: /s/ Jonathan Couchman
                                              ---------------------------------
                                              Name: Jonathan Couchman
                                              Title: Managing Member


                                          /s/ Jonathan Couchman
                                          -------------------------------------
                                          JONATHAN COUCHMAN